LARRY LEGEL, CPA

Practice Concentrating in
Taxation and Securities

5100 N. Federal Highway, Suite 409
Ft. Lauderdale, FL 33308

(954) 493-8900 Office
Fax to: (954) 493-8300
e-mail: LarryLegel@aol.com
LegelCPA@Bellsouth.net




ACCOUNTANT'S REVIEW REPORT




Shareholders
Bernard, Allan & Edwards, Inc.
Leesburg, Florida


I have reviewed the accompanying consolidated balance sheet of Bernard, Allan & Edwards, Inc. as of and for the periods ending June 30, 2003 and 2002, and the related consolidated statements of operations, and shareholders' equity, and cash flows for the six months ending une 30, 2003 and 2002 in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Bernard, Allan & Edwards, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with Accounting Principles
Generally Accepted in the United States.


Larry Legel, CPA


August 14, 2003
Ft Lauderdale, FL